As filed with the Securities and Exchange Commission on June 12, 2013. Registration No. 333-141889

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

Post-Effective Amendment No. 1

to

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

Tata Communications Limited
(formerly Videsh Sanchar Nigam Limited)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Republic of India

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joel F. Herold, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1350	Brian D. Obergfell, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York, 10271 (212) 238-3032

It is proposed that this filing become effective under Rule 466

[x] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The offering made under this Registration Statement has been terminated. Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

This Post-Effective Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15 and 16
(iii) The collection and distribution of dividends	Articles number 12, 14 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15 and 16
(v) The sale or exercise of rights	Article number 13
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 24
(x) Limitation upon the liability of the depositary	Articles number 13 and 18

3. Fees and Charges	Article number 7

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a-1.	Revised form of American Depositary Receipt filed pursuant to Rule 424(b). – Previously filed.
a-2	Amendment No. 1 to Deposit Agreement dated as of December 11 2000, among Tata Communications Limited (formerly Videsh Sanchar Nigam Limited), the Bank of New York Mellon (formerly the Bank of New York), as Depositary, and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder. – Previously filed.
a-3.	Deposit Agreement dated as of August 7, 2000, among Tata Communications Limited (formerly Videsh Sanchar Nigam Limited), the Bank of New York Mellon (formerly the Bank of New York), as depositary, and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder. – Previously filed.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See a-2 and a-3 above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 12, 2013.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Shares representing ordinary shares of Tata Communications Limited.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Tata Communications Limited has caused registration statement or amendment to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Mumbai, Republic of India on the 12th day of June, 2013.

Tata Communications Limited

By: /s/ Satish Ranade
Name: Satish Ranade

Title: Company Secretary & Chief Legal Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed below by the following persons in the capacities indicated on June 12, 2013.

SIGNATURES

/s/ Subodh Bhargava	/s/ Vinod Kumar
Subodh Bhargava	Vinod Kumar
Chairman	Managing Director and CEO
(Principal Executive Officer)

/s/ N. Srinath	/s/ Ajay Kumar Mittal
N. Srinath	Ajay Kumar Mittal
Director	Director

/s/ Kishor A. Chaukar	/s/ Saurabh Kumar Tiwari
Kishor A. Chaukar	Saurabh Kumar Tiwari
Director	Director

/s/ Amal Ganguli	/s/ Sanjay Baweja
Amal Ganguli	Sanjay Baweja
Director	Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ S. Ramadorai	/s/ Dave Ryan
S. Ramadorai	Dave Ryan
Director	Exec. Vice President & Americas Regional Head
(Authorized representative in the United States)

/s/ Ashok Jhunjhunwala
Ashok Jhunjhunwala
Director

/s/ Uday B. Desai
Uday B. Desai
Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5.	Rule 466 Certification